Intier Automotive Inc.	521 Newpark Blvd., Newmarket, Ontario Canada L3Y 4X7 Tel: 905 898 5200 Legal Fax: 905 898 6053

PRESS RELEASE

INTIER ANNOUNCES 2004 FOURTH QUARTER AND YEAR TO DATE RESULTS

Thursday February 24, 2005, Newmarket, Ontario, Canada       Intier Automotive Inc. (TSX: IAI.SV.A, NASDAQ: IAIA) today reported financial results for the fourth quarter ended December 31, 2004. Earnings improved largely as a result of improved margins due to an increase in production sales and a significant turnaround of losses in a number of operations in our European Interior Systems segment. Total sales increased to $1,406.5 million for the three month period ended December 31, 2004 compared to $1,402.7 million for the three month period ended December 31, 2003. Production sales increased by $76.8 million to $1,269.9 million and tooling and engineering sales declined by $73.0 million to $136.6 million. Operating income increased to $70.8 million for the three months ended December 31, 2004 compared to operating income of $46.0 million for the three months ended December 31, 2003. Improved operating income contributed to diluted earnings per share from continuing operations of $0.77 for the fourth quarter ended December 31, 2004 as compared to $0.35 for the fourth quarter ended December 31, 2003.

All results are reported in millions of U.S. dollars, except earnings per share figures, in accordance with Canadian Generally Accepted Accounting Principles and are unaudited.
	THREE MONTH PERIODS ENDED DECEMBER 31,		TWELVE MONTH PERIODS ENDED DECMEBER 31,

	2004	2003 (1), (2), (3)	2004 (2), (3)	2003 (1), (2), (3)

Sales	$1,406.5	$1,402.7	$5,474.2	$4,582.7
Operating income	$70.8	$46.0	$246.1	$130.9
Net income from continuing operations	$49.2	$19.3	$148.3	$56.6
Diluted earnings per share from continuing operations	$0.77	$0.35	$2.38	$1.09

(1)

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants Handbook Section 3110 "Asset Retirement Obligations." See Note 4 to the Unaudited Interim Consolidated Financial Statements.

(2)

On January 31, 2004, the Company completed an agreement to sell a manufacturing facility reported in the European Interior Systems segment with an effective date of January 1, 2004. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long Lived Assets and Discontinued Operations" ("CICA 3475"), the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

(3)

On September 1, 2004, the Company sold a manufacturing facility reported in the European Interior Systems segment. As required by CICA 3475 the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

North American production sales grew $43.7 million to $839.5 million in the fourth quarter of 2004 compared to $795.8 million in the fourth quarter of 2003 as a result of the higher North American average dollar content per vehicle. North American average dollar content per vehicle increased to $222 for the fourth quarter of 2004 compared to $204 for the fourth quarter of 2003 as a result of the strengthening of the Canadian dollar relative to the U.S. dollar and also as a result of sales from new products. North American light vehicle production volumes decreased 3% to approximately 3.8 million units for the three month period ended December 31, 2004 compared to 3.9 million units for the three month period ended December 31, 2003.

Western European production sales increased 8% to $430.4 million for the fourth quarter of 2004 from $397.3 million for the fourth quarter of 2003. This increase is primarily the result of the strengthening of the euro and the British Pound relative to the U.S. dollar. New products launched during 2004 also contributed to the increased sales. Western European average dollar content per vehicle increased to $106 for the fourth quarter of 2004 compared to $96 for the fourth quarter of 2003. Western European vehicle production volumes decreased 2% to 4.1 million units for the fourth quarter of 2004 compared to 4.2 million units for the fourth quarter of 2003.

Operating income for the fourth quarter of 2004 increased to $70.8 million compared to $46.0 million for the fourth quarter of 2003. This increase was primarily attributable to higher sales resulting from new products, lower launch costs and increased operating efficiencies at underperforming divisions including the turnaround of the Company's European Interior Systems segment where operating income increased by $16.4 million compared to the same period in the previous year. These improvements were partially offset by higher raw material prices and higher depreciation expense.

The Company continued to generate positive cash flow from operating activities. During the fourth quarter of 2004, cash generated from operations before changes in working capital was $87.9 million. $49.7 million of cash was generated from working capital resulting in total cash from operating activities of $137.6 million.

Diluted earnings per share from continuing operations were $0.77 for the three month period ended December 31, 2004 compared to diluted earnings per share from continuing operations of $0.35 for the three month period ended December 31, 2003.

Diluted earnings per share were $0.77 for the three month period ended December 31, 2004 compared to diluted earnings per share of $0.37 for the three month period ended December 31, 2003.

As previously announced on February 9, 2005, Magna International Inc. ("Magna") and Intier Automotive Inc. ("Intier") entered into a definitive agreement that would allow Intier shareholders to vote on whether Magna would acquire all of the outstanding Class A Subordinate Voting shares of Intier not owned by Magna by way of a court approved plan of arrangement under Ontario law. Subject to court approval, Intier expects to hold a special meeting of shareholders to consider the plan of arrangement on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005. The Intier Automotive Board of Directors also declared a dividend on February 9, 2005 of US$0.17 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 15, 2005 to shareholders of record on February  28, 2005.

The Board also declared today a dividend of US$2,714,562.50 on the outstanding Convertible Series 1 and 2 Preferred Shares payable on or after March 31, 2005 to holders of the Convertible Series Preferred Shares of record on February 28, 2005.

Intier is a global full service supplier and integrator of automotive interior and closure components, systems and modules. It directly supplies most of the major automobile manufacturers in the world with approximately 24,100 employees at 74 manufacturing facilities, and 15 product development, engineering and testing centres in North America, Europe, Brazil, Japan and China.

Intier will hold a conference call to discuss the fourth quarter results on Friday February 25, 2005 at 10:00 a.m. EST (Toronto Time). The number to use for this call is 1-800-404-8949. Overseas callers should use 1-416-641-6654. Please call in 10 minutes prior to the conference call. For anyone unable to listen to the scheduled call, the rebroadcast number will be 1-800-558-5253 and 416-626-4100 (reservation number is 21232310). The conference call will be chaired by Don Walker, President, Chief Executive Officer and Chairman and Michael McCarthy, Executive Vice-President and Chief Financial Officer.

For further information please contact Michael McCarthy, Executive Vice-President and Chief Financial Officer of Intier at (905) 898-5200. For teleconferencing questions, please call Karen Lesey at Intier at (905) 898-5200 Ext. 7042.

This press release may contain forward-looking statements within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause actual future results and performance of Intier Automotive Inc. (the "Company") to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: industry cyclicality, including reductions or increases in production volumes; trade and labour disruption; pricing concessions and cost absorptions; product warranty, recall and product liability costs; the Company's financial performance; changes in the economic and competitive markets in which the Company competes; relationships with OEM customers; customer price pressures; the Company's dependence on certain vehicle programs; currency exposure; energy prices; and certain other risks, assumptions and uncertainties disclosed in the Company's public filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions) (Unaudited)

	December 31, 2004	December 31, 2003

		(restated - notes 4,5)

ASSETS

Current assets:
Cash and cash equivalents	$364.2	$216.7
Accounts receivable	840.0	801.1
Inventories	316.9	299.0
Prepaid expenses and other	31.9	36.9
Discontinued operations (note 5)	-	17.6

	1,553.0	1,371.3
Capital assets, net	605.1	566.9
Goodwill	128.2	116.4
Future tax assets	62.8	70.7
Other assets	39.3	21.8
Discontinued operations (note 5)	-	2.2

	$2,388.4	$2,149.3

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$36.2	$29.1
Accounts payable	872.3	816.0
Accrued salaries and wages	84.2	72.6
Other accrued liabilities (note 6)	95.4	100.4
Income taxes payable	5.7	3.5
Long-term debt due within one year	4.9	4.4
Convertible Series Preferred Shares (note 10)	217.2	108.6
Discontinued operations (note 5)	-	19.2

	1,315.9	1,153.8
Long-term debt	29.5	31.4
Other long-term liabilities	46.5	40.1
Convertible Series Preferred Shares (note 10)	-	106.1
Future tax liabilities	60.2	44.9
Minority interest	1.2	1.1
Discontinued operations (note 5)	-	5.7

Shareholders' equity:
Convertible Series Preferred Shares (note 8)	6.4	11.8
Class A Subordinate Voting Shares (note 8)	104.8	86.1
Class B Shares (note 8)	495.8	495.8
Contributed surplus (note 9)	1.1	0.6
Retained earnings	165.2	57.4
Currency translation adjustment	161.8	114.5

	935.1	766.2

	$2,388.4	$2,149.3

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares) (Unaudted)

	Three month periods ended December 31,		Twelve month periods ended December 31,
	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Sales	$1,406.5	$1,402.7	$5,474.2	$4,582.7

Cost of goods sold (note 6)	1,218.3	1,248.4	4,781.4	4,054.6
Depreciation and amortization	30.5	25.9	113.4	100.0
Selling, general and administrative (note 9)	69.1	68.7	261.9	235.8
Affiliation and social fees	17.8	13.7	71.4	61.4

Operating income	70.8	46.0	246.1	130.9
Interest expense, net	1.5	0.6	3.2	1.5
Amortization of discount on Convertible Series Preferred Shares	1.7	3.3	6.4	12.4
Equity income	(0.2)	(0.5)	(0.8)	(0.4)

Income before income taxes and minority interest	67.8	42.6	237.3	117.4
Income taxes	18.9	23.4	89.0	60.6
Minority interest	(0.3)	(0.1)	-	0.2

Net income from continuing operations	$49.2	$19.3	$148.3	$56.6
Net (income) loss from discontinued operations (note 5)	-	(1.0)	14.9	(4.8)

Net income	49.2	20.3	133.4	61.4

Financing charge on Convertible Series Preferred Shares	1.3	0.2	5.7	1.1

Net income attributable to Class A Subordinate Voting and Class B Shares	47.9	20.1	127.7	60.3
Retained earnings, beginning of period	122.2	42.2	57.4	17.2
Adjustment for change in accounting policy for asset retirement obligations	-	-	-	(2.8)
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(4.9)	(19.9)	(17.3)

Retained earnings, end of period	$165.2	$57.4	$165.2	$57.4

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.96	$0.39	$2.87	$1.14
Diluted	$0.77	$0.35	$2.38	$1.09
Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.96	$0.41	$2.57	$1.24
Diluted	$0.77	$0.37	$2.15	$1.16
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	50.1	49.1	49.7	48.6
Diluted	65.9	64.1	64.9	63.5

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions) (Unaudited)

	Three month periods ended December 31,		Twelve month periods ended December 31,
	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations	$49.2	$19.3	$148.3	$56.6
Items not involving current cash flows	38.7	52.2	155.8	148.0

	87.9	71.5	304.1	204.6
Change in non-cash working capital	49.7	38.6	10.7	(58.5)

	137.6	110.1	314.8	146.1

INVESTMENT ACTIVITIES
Capital asset additions	(44.9)	(42.8)	(118.9)	(129.6)
Investments and other asset additions	(7.4)	(1.1)	(20.5)	(11.6)
Proceeds from disposition of capital assets and other	1.2	1.0	2.4	1.2
Discontinued operations	-	7.5	(19.8)	6.4

	(51.1)	(35.4)	(156.8)	(133.6)

FINANCING ACTIVITIES
(Decrease) increase in bank indebtedness	(25.8)	(56.6)	3.3	(26.7)
Net repayments of long-term debt and other long-term liabilities	(1.9)	(5.3)	(8.4)	(9.5)
Issue of Class A Subordinate Voting Shares	3.1	2.3	14.7	10.2
Dividends on Class A Subordinate Voting and Class B Shares	(4.9)	(4.9)	(19.9)	(17.3)
Dividends on Convertible Series Preferred Shares	(2.7)	(2.7)	(13.7)	(11.1)

	(32.2)	(67.2)	(24.0)	(54.4)

Effect of exchange rate changes on cash and cash equivalents	11.5	7.5	13.5	17.3

Net increase (decrease) in cash and cash equivalents during the period	65.8	15.0	147.5	(24.6)
Cash and cash equivalents, beginning of period	298.4	201.7	216.7	241.3

Cash and cash equivalents, end of period	$364.2	$216.7	$364.2	$216.7

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2003 annual audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders, except for the accounting changes set out below.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual audited consolidated financial statements as included in the Company's 2003 Annual Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at December 31, 2004, and the results of operations and cash flows for the three and twelve month periods ended December 31, 2004 and 2003.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$5.7
Discontinued operations	0.4

$6.1

Other long-term liabilities	$10.7
Future tax liabilities	(1.0)
Discontinued operations	0.9
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and twelve month periods ended December 31, 2003 was reduced by $0.2 million and $0.9 million, respectively. The change had no impact on basic and diluted earnings per share for the three month period. Basic and diluted earnings per share for the twelve month period were both reduced by $0.02.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and twelve month periods ended December 31, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and twelve month periods ended December 31, 2004, the Company recognized compensation expense of $0.1 million and $0.5 million, respectively (2003- $0.6 million and $0.6 million, respectively).

5.	DISCONTINUED OPERATIONS

On September 1, 2004, the Company sold a manufacturing facility reported in the Europe Interior Systems segment. The combined impact of the sale and the year to date operation was a net loss of $9.6 million, which is included in discontinued operations for the twelve month period ended December 31, 2004.

On January 31, 2004, the Company completed an agreement to sell a manufacturing facility reported in the Europe Interior Systems segment with an effective date of January 1, 2004. The impact of the sale was a net loss of $5.3 million, which included a $1.8 million write-off of future tax assets. The loss on the sale is included in discontinued operations for the twelve month period ended December 31, 2004.

The financial results of the two facilities' operations have been separately disclosed as discontinued operations for the three and twelve month periods ended December 31, 2004 and 2003.
The balance sheets, statements of income and statements of cash flows related to discontinued operations are as follows:

Balance Sheets:	December 31,	December 31,
	2004	2003

ASSETS

Current Assets
Accounts receivable	$-	$9.6
Inventories	-	5.9
Prepaid expenses and other	-	1.0
Income taxes receivable	-	1.1

	-	17.6
Capital assets, net	-	0.4
Future tax assets	-	1.8

	$-	$19.8

LIABILITIES AND NET INVESTMENT

Current Liabilities
Bank indebtedness	$-	$0.6
Accounts payable	-	14.8
Accrued salaries and wages	-	2.4
Other accrued liabilities	-	1.4

	-	19.2
Long-term debt	-	1.6
Other long-term liabilities	-	4.1
Net investment	-	(5.1)

	$-	$19.8

Statements of Income (Loss):
	Three month periods ended December 31,		Twelve month periods ended December 31,
	2004	2003	2004	2003

Sales (i)	$-	$35.6	$45.1	$130.5

Costs of goods sold	-	34.6	51.4	122.4
Selling, general and administrative	-	0.6	6.9	2.5
Affiliation and social fees	-	0.3	0.2	1.2

Operating income (loss)	-	0.1	(13.4)	4.4
Interest expense (net)	-	-	0.1	0.1

Income before income taxes	-	0.1	(13.5)	4.3
Income taxes	-	(0.9)	1.4	(0.5)

Net income (loss)	$-	$1.0	$(14.9)	$4.8

Earnings per Class A Subordinate Voting or Class B Share from discontinued operations
Basic	$-	$0.02	$(0.30)	$0.10
Diluted	$-	$0.02	$(0.23)	$0.07

(i)

Sales for the twelve month period ended December 31, 2004 include $32.3 million of intercompany sales. Sales for the three and twelve month periods ended December 31, 2003 include $16.6 million and $58.6 million of intercompany sales, respectively.

Statements of Cash Flows:
	Three month periods ended December 31,		Twelve month periods ended December 31,
	2004	2003	2004	2003

Cash provided from (used for):

OPERATING ACTIVITIES
Net income (loss)	$-	$1.0	$(14.9)	$4.8
Items not involving current cash flows	-	0.7	9.8	2.9

	-	1.7	(5.1)	7.7
Change in non-cash working capital	-	1.7	(5.1)	(0.5)

	-	3.4	(10.2)	7.2

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	-	0.2	(0.6)	0.6
(Repayments) issues of debt and other long- term liabilities	-	(7.8)	10.8	(7.8)

	-	(7.6)	10.2	(7.2)

Net change in cash and cash equivalents during the period	-	(4.2)	-	-
Cash and cash equivalents, beginning of period	-	4.2	-	-

Cash and cash equivalents, end of period	$-	$-	$-	$-

6.	RESTRUCTURING PROVISIONS

During the first quarter of 2004, the Company recorded a restructuring charge of $2.5 million for severance and termination costs related to the closure of a manufacturing facility formerly reported in the Closure Systems segment. As at December 31, 2004, $1.5 million of this provision for severance and termination costs is included in other accrued liabilities.

7.	COMMITMENTS AND CONTINGENCIES
a)

On January 6, 2005, a statement of claim was filed in the Ontario Superior Court of Justice by Axiom Group Inc. ("Axiom") alleging breach of contract against the Company as a result of the Company's October 1, 2004 notice that it would be terminating all purchase orders with Axiom. Axiom is seeking damages in the amount of Cdn. $32 million for loss of profits, based on the life of the programs on which the Axiom parts are supplied, an accounting of profits realized by the Company in respect of the use of an alleged Axiom part design, a percentage of the cost savings resulting from alleged efficiency improvements and punitive and exemplary damages, as well as an interim and interlocutory injunction preventing the Company from terminating the purchase orders until trial. On February 17, 2005, Axiom's application for an interim injunction was granted. The Company denies all of Axiom's claims, including Axiom's principal allegation that all of the Company's purchase orders were issued for the life of the respective program, and therefore intends to defend this case vigorously.

b)

On September 15, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a euro 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 15, 2007.

c)

The Company has been named with Ford Motor Company ("Ford") and the Company's sister affiliate Magna Donnelly as a defendant in class action proceedings in the Ontario Superior Court of Justice as well as state courts in North Carolina, Florida and Massachusetts as a result of its role as a supplier to Ford of door latches, and in certain cases door latch assemblies, for the Ford F-150, F-250, Expedition, Lincoln Navigator and Blackwood vehicles produced by Ford between November 1995 and April 2000. Other class proceedings in other states are anticipated. In these proceedings, plaintiffs are seeking compensatory damages (in an amount to cover the cost of repairing the vehicles as well to reimburse owners of the vehicles for their alleged diminution in value), punitive damages, attorney fees and interest. Each of the class actions have similar claims and allege that the door latch systems are defective and do not comply with applicable motor vehicle safety legislation and that the defendants conspired to hide the alleged defects from the end use consumer. These class proceedings are in the very early stages and have not been certified by any court. The Company denies these allegations and intends to vigorously defend the lawsuits, including taking steps to consolidate the state class proceedings to federal court whenever possible. Given the early stages of the proceedings, it is not possible to predict their outcome.

d)

On June 10, 2004, the Company was served with a Statement of Claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of Claim alleges, among other things:

	•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement as well as follow a re-pricing provision set forth in a long-term supply agreement, in each case signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million and an accounting of profits. The Company filed a Statement of Defence and Counterclaim for misrepresentation, breach of contract, conspiracy and interfering with economic interests on January 7, 2005. Final affidavits of documents are due on February 28, 2005. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiff's claims and therefore intends to defend this case vigorously.

e)

In the ordinary course of business activities, the Company may be contingently liable for litigation and potential claims with customers, suppliers and former employees and for potential environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required and when estimable. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

f)

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amounts of these guarantees are not individually or in aggregate significant.

g)

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10 million, be made monthly over the lease term expiring in January 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2004.

8.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2003.
For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (Convertible into Class A Subordinate Voting Shares) (i), (ii)	2,250,000	2,171,650
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i), (ii), (iii), (iv)	Unlimited	7,504,614
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

On June 22, 2004, Magna International Inc. ("Magna") exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 Class A Subordinate Voting Shares of the Company.

(ii)

On December 9, 2004, Magna exercised its right to convert 11,350 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S. $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 75,215 Class A Subordinate Voting Shares of the Company.

(iii)

The stated value of Class A Subordinate Voting Shares increased by $1.7 million and $12.4 million during the three and twelve month periods ended December 31, 2004, representing 57,246 and 674,499 shares issued to the Company's Employee Equity and Profit Participation Program.

(iv)

The stated value of Class A Subordinate Voting Shares also increased by $1.4 million and $2.3 million during the three and twelve month periods ended December 31, 2004, representing 72,650 shares and 141,400 shares issued on the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at December 31, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at December 31, 2004	7,504,614
Class B Shares outstanding as at December 31, 2004	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,417,900
Convertible Series Preferred Shares, convertible at $15.09 per share	14,391,318

68,065,770

The number of shares reserved to be issued for stock options is 5,846,400 Class A Subordinate Voting Shares of which 2,428,500 are reserved but unoptioned at December 31, 2004.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500
Exercised	(1,600)	Cdn.$	21.00	(1,600)

Outstanding at March 31, 2004	2,000,700	Cdn.$	22.02	1,029,900
Exercised	(9,700)	Cdn.$	21.00	(9,700)

Outstanding at June 30, 2004	1,991,000	Cdn.$	22.02	1,020,200
Vested				338,000

Outstanding at September 30, 2004	1,991,000	Cdn.$	22.02	1,358,200
Exercised	(66,000)	Cdn.$	22.60	(66,000)
Vested				60,200

Outstanding at December 31, 2004	1,925,000			1,352,400

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600
Exercised	(19,100)	U.S.$	13.72	(19,100)

Outstanding at March 31, 2004	1,537,900	U.S.$	14.69	837,500
Exercised	(28,350)	U.S.$	13.72	(28,350)

Outstanding at June 30, 2004	1,509,550	U.S.$	14.71	809,150
Exercised	(10,000)	U.S.$	14.52	(10,000)
Vested				247,000

Outstanding at September 30, 2004	1,499,550	U.S.$	14.71	1,046,150
Exercised	(6,650)	U.S.$	13.72	(6,650)
Vested				40,100

Outstanding at December 31, 2004	1,492,900			1,079,600

9.	STOCK-BASED COMPENSATION

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes options pricing model.

For the three and twelve month periods ended December 31, 2004, the compensation expense recognized in selling, general and administrative expense and credited to contributed surplus related to the Company's outstanding fixed price stock options amounted to approximately $0.1 million and $0.5 million, respectively (for the three and twelve month periods ended December 31, 2003 - $0.6 million and $0.6 million, respectively).

For the three and twelve month periods ended December 31, 2004, no options were granted under the Company's Incentive Stock Option Plan. For the three and twelve month periods ended December 31, 2003, 471,500 options were granted under the Company's Incentive Stock Option Plan.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted during 2002, the Company's pro forma net income from continuing operations attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and twelve month periods ended December 31, 2004 and 2003 would have been as follows:

	Three month periods ended December 31,		Twelve month periods ended December 31,
	2004	2003	2004	2003

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares from continuing operations	$47.7	$18.9	$141.9	$54.7
Pro forma earnings per Class A Subordinate Voting or Class B share from continuing operations
Basic	$0.95	$0.38	$2.86	$1.13
Diluted	$0.77	$0.35	$2.37	$1.07

10.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 and Series 2 Convertible Preferred Shares are presented as current liabilities. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $104.7 million, together with all declared and unpaid dividends, after December 31, 2003. The Series 2 Convertible Preferred Shares are retractable by Magna at their carrying value of $112.5 million, together with all declared and unpaid dividends, after December 31, 2004. The Series 1 and Series 2 Convertible Preferred Shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share. The Series 1 and Series 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

11.	EMPLOYEE BENEFIT EXPENSE
	The Company recorded pension and other employee future benefit expenses as follows:
		Three month periods ended December 31,		Twelve month periods ended December 31,
		2004	2003	2004	2003

	Defined benefit pension plans	$0.8	$1.2	$6.1	$5.9
	Post retirement medical benefit plans	0.6	0.7	2.7	2.4
	Other	0.3	0.3	1.6	1.2

	Total	$1.7	$2.2	$10.4	$9.5

12.	SUBSEQUENT EVENTS

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, Magna and Intier jointly announced that they have entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of such a plan of arrangement. Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier (representing a 6.58% increase from Magna's initial proposal of 0.3847) or, at the election of any shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million. Based on the recommendation of the Special Committee, the Board of Directors of Intier has authorized the submission of the resolution in respect of the privatization to a vote of the Intier shareholders without any recommendation from the Board as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier expects to hold the special meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 15, 2005 to shareholders of record on February 28, 2005.

13.	COMPARABLE FIGURES
Certain of the comparative figures have been reclassified to conform to the current period method of presentation.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Basis of Presentation of Financial Information

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") was prepared as of February 24, 2005 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and twelve month periods ended December 31, 2004 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report to Shareholders. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted (see note 5 "Discontinued Operations" in the accompanying unaudited interim Consolidated Financial Statements). All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world and employs approximately 24,100  employees at 74 manufacturing facilities and 15 product development, engineering and testing centres in North America, Europe, Brazil and Asia Pacific. The Company's top five customers, based on consolidated 2004 sales, are DaimlerChrysler (24%), Ford (22%), General Motors (20%), BMW (10%) and Volkswagen (6%).

The Company's operations consist of two business segments, the Interior Systems and Closure Systems businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. In 2004, the Company's Interior Systems segment accounted for approximately 79% and 75% of the Company's consolidated sales and operating income, and the Company's Closure Systems segment accounted for approximately 21% and 25% of the Company's consolidated sales and operating income.

The following are highlights of the Company's financial performance in 2004:
•	Total sales increased 19% to $5.5 billion compared to $4.6 billion in 2003.
•

Average dollar content on North American produced vehicles in 2004 increased by $51 to $215 as compared to $164 in 2003. Western European average dollar content per vehicle increased by $12 to $102 during 2004 compared to $90 in 2003. The growth in content in both North America and Europe was primarily attributable to increased market penetration and the positive impact of the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar.

•

2004 North American light vehicle production was approximately 15.7 million units; representing a 1% decrease from 2003, and Western European vehicle production increased approximately 1% to 16.6 million units compared to 2003.

•	Operating income increased by $115.2 million to $246.1 million from $130.9 million in 2003.
•	Diluted earnings per share from continuing operations increased to $2.38 in 2004 compared to $1.09 for 2003.
•

During 2004, the Company sold two manufacturing facilities formerly reported in the Europe Interior Systems segment for a combined net loss of $14.9 million, which included a write-off of future tax assets of $1.8 million.

•

The Company closed two European manufacturing facilities and transferred the continuing business to other Company facilities within Europe. The Company incurred a $2.5 million restructuring charge for severance and termination costs relating to one of the closed manufacturing facilities reported in the Closure Systems segment.

•	The Company reorganized two facilities in the Europe Interior Systems segment and incurred a charge of $4.0 million relating to the writedown of inventory.
•

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, based on the recommendation of the Special Committee, the Intier Board authorized the submission of the resolution in respect of privatization to a vote of the Intier shareholders without any recommendation as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier plans to hold a special shareholder meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

•

On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A Subordinate Voting and Class B Shares payable on or after March 15, 2005 to the shareholders of record on February 28, 2005.

Industry Risks and Trends
The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts.

•

Increasing price reduction pressures from the Company's customers could reduce profit margins. In the past, the Company entered into, and will continue to enter into, supply arrangements with automobile manufacturers, which provide for, among other things, price concessions over the supply term. To date, these concessions have been largely offset by cost reductions arising principally from product and process improvements and price reductions from the Company's suppliers. However, the competitive automotive industry environment in both North America and Europe has caused these pricing pressures to intensify. A number of the Company's customers continue to demand additional price reductions beyond existing contractual commitments, which could have an adverse impact on the Company's future profit margins. To the extent that these price reductions are not offset through cost reductions, the Company's future profit margins would be adversely affected.

•	The Company's profitability is directly affected by increasing raw material costs, particularly steel and resin, whose higher prices are reflective of global supply and demand issues.
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers. In particular, some automobile manufacturers have requested that the Company pay for design and engineering and tooling costs that are incurred up to the start of production and recover these costs through increasing the unit price of the particular products. If estimated production volumes are not achieved, the design and engineering and tooling costs incurred by the Company may not be fully recovered.

•

Although the Company supplies parts to most of the leading automobile manufacturers for a wide variety of vehicles produced in North America and Europe, the Company does not supply parts for all vehicles produced, nor is the number or value of parts evenly distributed among the vehicles for which the Company does supply parts. Shifts in market share among vehicles could have an adverse effect on the Company's sales and profit margins. For example, the Company is affected by the sales mix between passenger cars, SUVs, minivans and other light trucks as the product content and profit margin vary among these types of vehicles.

•

Although the Company's financial results are reported in U.S. dollars, a significant portion of the Company's sales and operating costs are realized in Canadian dollars, euros, British Pounds and other currencies. The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro or other currencies in which the Company generates its revenues.

•

In order to retain its global competitiveness with its customers, the Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term. The Company could also be exposed to foreign exchange and liquidity risks in the long term.

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The obligation to repair or replace such parts could have a negative impact on the Company's results. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage and/or economic losses to the end use consumer. The Company may experience material product liability losses in the future and may incur significant costs to defend such claims. Currently, the Company has product liability coverage under insurance policies. This coverage will continue until August 2005, subject to renewal on an annual basis. In addition, some of the Company's European subsidiaries maintain product recall insurance, which is required by law in certain jurisdictions. A successful claim brought against the Company in excess of its available insurance coverage may have an adverse effect on the Company's operations and financial condition.

RESULTS OF OPERATIONS AND FINANCIAL POSITION FOR THE YEAR 2004 COMPARED TO 2003

Years ended December 31,	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7701	0.7159	7.6%
1 euro equals U.S. dollars	1.2447	1.1320	10.0%
1 British Pound equals U.S. dollars	1.8340	1.6349	12.2%

The Company's reported financial results are directly affected by the average exchange rates used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. These exchange rates have been used to translate the results of foreign operations into U.S. dollars. Throughout this MD&A reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Sales
(in millions, except average dollar content per vehicle)

Years ended December 31,	2004	2003

Vehicle production volumes
North America	15.7	15.9
Europe	16.6	16.4

Average dollar content per vehicle
North America	$215	$164
Europe	$102	$90

Production sales - Interior Systems
North America	$2,494.2	$1,831.8
Europe	1,463.6	1,305.3
Production sales - Closure Systems	1,120.5	945.0

	5,078.3	4,082.1

Tooling and engineering sales	395.9	500.6

Total sales	$5,474.2	$4,582.7

Average dollar content per vehicle in North America and in Europe has been calculated by dividing the Company's North American and European production sales by the industry's North American and Western European light vehicle production volumes, respectively for each period indicated.

Production Sales - Interior Systems

North America:  North American production sales for the Interior Systems business increased 36.2% to $2,494.2 million for 2004 compared to $1,831.8 million for 2003. This growth was due to an increase in average dollar content per vehicle and to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new products launched during 2004 including the complete seats for the Chevrolet Cobalt and the Pontiac Pursuit; the interior integration, overhead system, instrument panel and door panels for the Cadillac STS; the complete seats for the Mercury Mariner; the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans and to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe:  European production sales for the Interior Systems business increased 12.1% to $1,463.6 million for 2004 compared to $1,305.3 million for 2003. This growth was primarily due to the strengthening of the British Pound and euro relative to the U.S. dollar. New products launched during 2004, including the door panels for the BMW 1 Series, the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class and new products launched during the second half of 2003 including the instrument panel, console, door panels and other interior trim for the BMW 6 Series, the cargo management and other interior trim for the BMW X3 and the complete seats for the VW Caddy, also contributed to the increased sales.

Production Sales - Closure Systems

Production sales for the Closure Systems business increased 18.6% to $1,120.5 million for 2004 from $945.0 million for 2003. The increase in production sales was primarily due to the increase in average dollar content per vehicle which is primarily a result of the launch of a modular side door latch for a number of Audi Programs and the strengthening of the euro and Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales

The Company's consolidated tooling and engineering sales for 2004 decreased 20.9% to $395.9 million from $500.6 million for 2003 due to a lower number of new product launches during 2004 compared to 2003. Tooling and engineering sales decreased by $81.7 million to $365.3 million in the Interior Systems business and decreased by $23.0 million to $30.6 million in the Closure Systems business for 2004 compared to 2003.

Gross Margin

Years ended December 31,	2004	2003

Gross margin	$692.8	$528.1

Gross margin as a percentage of total sales	12.7%	11.5%

Gross margin increased by $164.7 million to $692.8 million in 2004 compared to $528.1 million for 2003. As a percentage of total sales, gross margin increased to 12.7% for 2004 compared to 11.5% for 2003. The increase is a result of sales from new products launched during 2004 and the second half of 2003, lower launch costs associated with new products and new facilities as compared to 2003, operating improvements at certain divisions, the strengthening of the British Pound, euro and the Canadian dollar relative to the U.S. dollar and the incremental impact of investment tax credits. These increases have been partially offset by increased raw material prices, a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, a $2.5 million charge for severance and termination costs related to the closure of a facility and operating inefficiencies at certain divisions.

Operating Income
Years ended December 31,	2004	2003

Gross margin	$692.8	$528.1
Less:
Depreciation and amortization	113.4	100.0
Selling, general and administrative	261.9	235.8
Affiliation and social fees	71.4	61.4

Operating income	$246.1	$130.9

Depreciation and amortization as a percentage of total sales	2.1%	2.2%

Selling, general and administrative expenses as a percentage of total sales	4.8%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $13.4 million to $113.4 million for 2004 from $100.0 million for 2003. $15.5 million of the increase was primarily due to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new programs and facilities and the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $26.1 million to $261.9 million for 2004 from $235.8 million for 2003. The increase in SG&A is primarily a result of the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported SG&A expense and costs associated with the growth in sales from new products and the launch of new facilities in North America and Europe. As a percentage of total sales, SG&A decreased to 4.8% for 2004, compared to 5.1% for 2003.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pre-tax profits. The fees and contributions to Magna expensed during 2004 were $71.4 million reflecting an increase of $10.0 million compared to the $61.4 million expensed in 2003. The increase in fees is reflective of the increase in sales and pre-tax profits in 2004 compared to 2003.

Operating Income (Loss)

Years ended December 31,	2004	2003

Interior Systems
North America	$174.9	$87.5
Europe	10.5	(0.5)
Closure Systems	61.2	43.8
Corporate	(0.5)	0.1

Operating income	$246.1	$130.9

Operating Income - Interior Systems

North America:  Operating income for the North American Interior Systems business increased by $87.4 million or 100% to $174.9 million for 2004 from $87.5 million for 2003. Operating income was positively impacted by $105.7 million primarily as a result of increased sales from new products launched during 2004 and during 2003, increased sales on certain high content programs, lower costs associated with launches of new products and new facilities offset by increased raw material prices, and by a $14.8 million improvement in operating income at a previous underperforming division and by $4.3 million of incremental investment tax credits. These increases have been partially offset by a $29.7 million increase in SG&A costs and affiliation fees associated with the increase in sales and by $7.7 million of increased depreciation and amoritzation expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe:  Operating income for the European Interior Systems business increased by $11.0 million from an operating loss of $0.5 million for 2003 to operating income of $10.5 million for 2004. European operating income for 2004 was positively impacted by a $15.0 million improvement in operating income at an underperforming division and the strengthening of the euro and British Pound relative to the U.S. dollar which had the effect of increasing U.S. dollar reported operating income at certain divisions offset primarily by a $4.0 million charge relating to the writedown of inventory at two reorganized facilities.

Operating Income - Closure Systems

Operating income for the Closure Systems business increased by $17.4 million to $61.2 million for 2004 from $43.8 million for 2003. Operating income was positively impacted by $15.4 million primarily as a result of increased sales from new products and the strengthening of the euro and the Canadian dollar offset by increased raw material prices; by a $13.8 million operating income improvement at a previous underperforming division and by $2.8 million of incremental investment tax credits. These increases were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a facility, $8.6 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $3.5 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Operating income - Corporate:  Operating loss for Corporate for 2004 was $0.5 million compared to operating income of $0.1 million for 2003.

Other Items

Years ended December 31,	2004	2003

Operating income	$246.1	$130.9
Interest expense, net	3.2	1.5
Amortization of discount on Convertible Series Preferred Shares	6.4	12.4
Equity income	(0.8)	(0.4)

Income before income taxes and minority interest	237.3	117.4
Income taxes	89.0	60.6
Minority interest	-	0.2

Net income from continuing operations	148.3	56.6
Net loss (income) from discontinued operations	14.9	(4.8)

Net income	133.4	61.4
Financing charge on Convertible Series Preferred Shares	5.7	1.1

Net income attributable to Class A Subordinate Voting and Class B Shares	$127.7	$60.3

Interest expense, net:  The Company's net interest expense for 2004 was $3.2 million representing a $1.7 million increase compared to 2003. The increase was primarily a result of charges on bank indebtedness and lower interest earned on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the Reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $6.4 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during 2004 compared to $12.4 million in 2003. The decrease in amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1 Convertible Preferred Shares being fully amortized at December 31, 2003. The Series 2 Convertible Preferred Shares are fully amortized at December 31, 2004.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 38% for 2004 as compared to 52% for 2003. Excluding the impact of losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and valuation allowances for future tax of $8.9 million recorded in 2004, the effective tax rate was approximately 30% for 2004 compared to 38% for 2003.

Net income from continuing operations:  Net income from continuing operations for 2004 was $148.3 million compared to $56.6 million for 2003. The increase was attributable to increased operating income resulting primarily from increased sales from new products launched during 2004 and during 2003, lower costs associated with the launch of new products and new facilities, operating improvements at certain previously underperforming divisions, incremental investment tax credits and lower amortization of discount on Convertible Series Preferred Shares. These improvements were partially offset by increased raw material prices, a $4.0 million charge relating to the writedown of inventory at two reorganized facilities, a $2.5 million charge for severance and termination costs related to the closure of a facility, increased SG&A and affiliation fees associated with the increase in sales, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities and increased income tax expense.

Net loss (income) from discontinued operations:  The net loss from discontinued operations of $14.9 million for 2004 relates to the sale of two separate manufacturing facilities during 2004 that were formerly reported in the Europe Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of the discontinued operations have been segregated from the results of continuing operations for all periods presented. For 2003, the combined impact of the discontinued operations was net income of $4.8 million on sales of $130.5 million, including $71.9 million of intercompany sales.

Financing charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $5.7 million for 2004 compared to $1.1 million for 2003. The increase is a result of the dividend equity component of the Series 1 Convertible Preferred Shares being fully utilized. The dividend equity component of the Series 2 Convertible Preferred Shares was fully utilized at December 31, 2004.

Earnings Per Share

Years ended December 31,	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$2.87	$1.14
Diluted	$2.38	$1.09

Earning per Class A Subordinate Voting or
Class B Share
Basic	$2.57	$1.24
Diluted	$2.15	$1.16

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.7	48.6
Diluted	64.9	63.5

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for 2004 was $2.38 compared to $1.09 for 2003. The increase in diluted earning per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for 2004 compared to 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share for 2004 was a reduction of $0.23. The 2003 full year impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B share was an increase of $0.07.

On June 22, 2004, Magna exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. On December 9, 2004, Magna exercised its right to convert 11,350 Series 1 Convertible Preferred Shares of the Company. The Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 and 75,215 Class A Subordinate Voting Shares of the Company, respectively.

During the year ended December 31, 2004, the Company issued 674,499 Class A Subordinate Voting Shares to fund the Company's Employee Equity and Profit Participation Program.

The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

SUMMARY OF THE THREE MONTH PERIOD ENDED DECEMBER 31, 2004

Sales increased to $1,406.5 million for the three month period ended December 31, 2004 compared to $1,402.7 million for the three month period ended December 31, 2003. Production sales increased by $76.8 million to $1,269.9 million and tooling and engineering sales declined by $73.0 million to $136.6 million.

North American production sales grew $43.7 million to $839.5 million in the fourth quarter of 2004 compared to $795.8 million in the fourth quarter of 2003 as a result of the higher North American average dollar content per vehicle. North American average dollar content per vehicle increased to $222 for the fourth quarter of 2004 compared to $204 for the fourth quarter of 2003 as a result of the strengthening of the Canadian dollar relative to the U.S. dollar and also as a result of sales from new products. New products that contributed to this increase included the complete seats for the Chevrolet Cobalt and Pontiac Pursuit, the interior integration, overhead system, instrument panel and door panels for the Cadillac STS, the complete seats for the Mercury Mariner and the complete seats, instrument panel and overhead system for the Chevrolet Equinox. North American light vehicle production volumes decreased 3% to approximately 3.8 million units for the three month period ended December 31, 2004 compared to 3.9 million units for the three month period ended December 31, 2003.

Western European production sales increased 8% to $430.4 million for the fourth quarter of 2004 from $397.3 million for the fourth quarter of 2003. This increase is primarily the result of the strengthening of the euro and the British Pound relative to the U.S. dollar. New products launched during 2004 also contributed to the increased sales. 2004 launches included the door panels for the BMW 1 Series; a modular side door latch for a number of Audi programs; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class. Western European average dollar content per vehicle increased to $106 for the fourth quarter of 2004 compared to $96 for the fourth quarter of 2003. Western European vehicle production volumes decreased 2% to 4.1 million units for the fourth quarter of 2004 compared to 4.2 million units for the fourth quarter of 2003.

Operating income for the fourth quarter of 2004 increased to $70.8 million compared to $46.0 million for the fourth quarter of 2003. This increase was primarily attributable to higher sales resulting from new products, lower launch costs and increased operating efficiencies at underperforming divisions including the turnaround of the Company's European Interiors Systems segment where operating income increased by $16.4 million compared to the same period in the previous year. These improvements were partially offset by higher raw material prices, and higher depreciation expense.

The Company continued to generate positive cash flow from operating activities. During the fourth quarter of 2004, cash generated from operations before changes in working capital was $87.9 million. $49.7 million of cash was generated from working capital resulting in total cash from operating activities of $137.6 million.

Diluted earnings per share from continuing operations were $0.77 for the three month period ended December 31, 2004 compared to diluted earnings per share from continuing operations of $0.35 for the three month period ended December 31, 2003.

Diluted earnings per share were $0.77 for the three month period ended December 31, 2004 compared to diluted earnings per share of $0.37 for the three month period ended December 31, 2003.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash from Operating Activities

Years ended December 31,	2004	2003

Net income from continuing operations	$148.3	$56.6
Items not involving current cash flows	155.8	148.0

	304.1	204.6
Change in non-cash working capital	10.7	(58.5)

	$314.8	$146.1

During 2004, cash from operations before changes in working capital increased by $99.5 million to $304.1 million from $204.6 million in 2003. The increase was a result of an increase in net income of $91.7 million and an increase in non-cash items of $7.8 million representing higher depreciation, higher future tax expense and higher pension and post retirement benefit expense offset by lower amortization of discount on Convertible Series Preferred Shares and other non-cash charges. The $10.7 million of cash generated from working capital during 2004 is the result of a $26.9 million increase in accounts payable and other accrued liabilities, a $6.3 million decrease in prepaid and other, offset by a $14.4 million increase in accounts receivable and a $8.1 million increase in inventories. The increase in accounts receivable, inventories, and accounts payable and accrued liabilities is due to new programs launched during 2004 and in late 2003.

Investment Activities

Years ended December 31,	2004	2003

Capital asset additions	$(118.9)	$(129.6)
Investments and other asset additions	(20.5)	(11.6)
Proceeds from disposition of capital assets and other	2.4	1.2
Discontinued operations	(19.8)	6.4

	$(156.8)	$(133.6)

Cash used for capital assets and investment and other asset spending was $139.4 million and $141.2 million for 2004 and 2003, respectively. This use of funds was partially offset by cash received from normal course capital and other asset dispositions of $2.4 million and $1.2 million during 2004 and 2003, respectively. Cash used for funding and disposal of discontinued operations was $19.8 million during 2004 compared to cash generated from discontinued operations of $6.4 million during 2003.

Financing Activities

Years ended December 31,	2004	2003

Increase (decrease) in bank indebtedness	$3.3	$(26.7)
Net repayments of long-term debt and other long-term liabilities	(8.4)	(9.5)
Issue of Class A Subordinate Voting Shares	14.7	10.2
Dividends on Class A Subordinate Voting and Class B Shares	(19.9)	(17.3)
Dividends on Convertible Series Preferred Shares	(13.7)	(11.1)

	$(24.0)	$(54.4)

Cash used for financing activities was $24.0 million in 2004 compared to $54.4 million in 2003. Cash used for financing activities in 2004 included net repayments of debt (including bank indebtedness and long-term debt and other long-term liabilities) of $5.1 million compared to net repayments of debt of $36.2 million in 2003. Dividends paid during 2004 were $0.40  per Class A Subordinate Voting and Class B Share totalling $19.9 million, compared to $0.35 per Class A Subordinate Voting and Class B Share during 2003, totalling $17.3 million. Dividends paid on Convertible Series Preferred Shares for 2004 were $13.7 million, compared to $11.1 million for 2003. In addition, 674,499 Class A Subordinate Voting Shares were issued for total proceeds of $12.4 million in respect of the Company's Employee Equity and Profit Participation Program during 2004. An additional $2.3 million of proceeds was generated from the issue of Class A Subordinate Voting Shares related to the exercise of 141,400 options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net cash (including cash and cash equivalents less bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares) to total capitalization (including net debt and shareholders' equity), was 9% at December 31, 2004 compared to net debt to total capitalization of 8% at December 31, 2003.

The above net cash to total capitalization figures treat the liability portion ($217.2 million as at December 31, 2004) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of $15.09.

Unused and Available Financing Resources

During the year ended December 31, 2004, the Company renewed its unsecured, revolving term credit facility on terms similar to its previous facility, bearing interest at variable rates not exceeding the prime rate of interest. The credit facility contains similar negative and affirmative financial and operating covenants and events of default customary for credit facilities of this nature, including requirements that the Company maintain certain financial ratios and restrictions on its ability to incur or guarantee additional indebtedness or to dispose of assets as well as the right of lenders to declare all outstanding indebtedness to be immediately due and payable upon the occurrence of an event of default. In addition to the North American tranche, which is now $365.0 million, the new facility also includes a euro 100.0 million European tranche. The facility was renewed for an additional 3 years and expires on September 15, 2007.

Cash on hand increased to $364.2 million at December 31, 2004 from $216.7 million at December 31, 2003. At December 31, 2004, the Company had credit facilities of $549.4 million, of which $472.1 million are unused and available. $462.0 million of the unused and available facilities represent the unused and available portion of the Company's $365 million and euro 100 million three year revolving credit facility that expires September 15, 2007.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsored a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider ordered tooling from tooling suppliers and will subsequently sell such tooling to the sponsor or its designee. The facility provider made and continues to make on previously ordered tooling, advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider will sell the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at December 31, 2004, $17.9 million compared to $44.1 million as at December 31, 2003, had been advanced to tooling suppliers under the Company's portion of this facility. These amounts are included in accounts payable on the Company's December 31, 2004 and 2003 consolidated balance sheets.

During 2004, the Company sponsored a European tool supplier finance program, which allows suppliers to sell their existing Intier commitments to a financial institution on pre-established terms and conditions. The terms and conditions of these Intier commitments are not affected by the suppliers' decision to hold or sell the receivable to the financial institution, and as such, the amounts owing under this program will continue to be recorded as accounts payable.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start in 2005 through to 2007.

Capital spending for existing businesses and projects is expected to range between $125 million and $135 million for 2005. The majority of the planned capital spending in 2005 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of its 2005 planned cash requirements from its cash balances on hand, existing credit facilities and cash provided from operations. A decrease in estimated vehicle production volumes or a change in customer or supplier payment terms could adversely impact cash provided from operating activities in 2005. Cash provided from operating activities totalled $314.8 million and $146.1 million for 2004 and 2003, respectively.

Off Balance Sheet Financing

During the year ended December 31, 2004, the Company entered into a second operating lease agreement for vehicle parts tooling. The lease facility requires payments for tooling costs, which approximated $10 million, be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded which was prior to December 31, 2004.

Guarantees

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

CONTINGENCIES

On January 6, 2005, a statement of claim was filed in the Ontario Superior Court of Justice by Axiom Group Inc. ("Axiom") alleging breach of contract against the Company as a result of the Company's October 1, 2004 notice that it would be terminating all purchase orders with Axiom. Axiom is seeking damages in the amount of Cdn. $32 million for loss of profits, based on the life of the programs on which the Axiom parts are supplied, an accounting of profits realized by the Company in respect of the use of an alleged Axiom part design, a percentage of the cost savings resulting from alleged efficiency improvements and punitive and exemplary damages, as well as an interim and interlocutory injunction preventing the Company from terminating the purchase orders until trial. On February 17, 2005, Axiom's application for an interim injunction was granted. The Company denies all of Axiom's claims, including Axiom's principal allegation that all of the Company's purchase orders were issued for the life of the respective program, and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited Consolidated Financial Statements included in the Company's 2003 Annual Report.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and post retirement benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of unfunded amounts may be required and these amounts could materially exceed the current unfunded position.

ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production.

SUBSEQUENT EVENTS

On October 25, 2004, Magna International Inc. ("Magna") announced a proposal to acquire all of the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of a court-approved plan of arrangement under Ontario law. Intier's Board of Directors established a Special Committee of independent Directors consisting of Lawrence Worrall (Chairman) and Neil Davis to consider and make recommendations to the Intier Board regarding Magna's proposal. On February 9, 2005, Magna and Intier jointly announced that they have entered into a definitive arrangement agreement that would allow Intier shareholders to vote on whether Magna would acquire all the outstanding Class A Subordinate Voting Shares of Intier not owned by Magna by way of such a plan of arrangement. Under the terms of the arrangement agreement, shareholders of Intier will receive 0.41 of a Class A Subordinate Voting Share of Magna for each Class A Subordinate Voting Share of Intier (representing a 6.58% increase from Magna's initial proposal of 0.3847) or, at the election of any shareholder, cash based on the volume-weighted average trading price of Magna's Class A Subordinate Voting Shares over the five trading days ending on the last trading day immediately preceding the effective date of the plan of arrangement. The aggregate cash payable to all electing Intier shareholders in the proposed transaction would be capped at Cdn. $125 million. Based on the recommendation of the Special Committee, the Board of Directors of Intier has authorized the submission of the resolution in respect of the privatization to a vote of the Intier shareholders without any recommendation from the Board as to how the shareholders should vote in respect of the resolution. In addition to court approval, the transaction requires the approval of the Class A Subordinate Voting shareholders of Intier, by way of a majority of the votes cast by holders other than Magna and its affiliates and other insiders. Subject to court approval, Intier expects to hold the special meeting on March 30, 2005 and expects that the arrangement, if approved, will become effective April 3, 2005.

On February 9, 2005, Intier Automotive's Board of Directors declared a dividend in respect of the fourth quarter of 2004 of U.S. $0.10 per share and a dividend in respect of the first two months of 2005 of U.S. $0.07 per share on the Class A subordinate Voting and Class B shares payable on or after March 15, 2005 to the shareholders of record on February 28, 2005.

Additional Information
Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.